For Ministry Use Only
À l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la société en Ontario

652355

Ministry of Government Services
Ontario

Ministere des Services gouvernementaux

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

MARCH 18 MARS, 2010

K. —— ay

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

DIAMANT ART CORPORATION

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

1986/01/24

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are:
Nombre d'administrateurs :

minimum and maximum number of directors is/are:
nombres minimum et maximum d'administrateurs :

Number
Nombre

or
ou

minimum and maximum
minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

a) Consolidating the issued and outstanding Common and Class C Common Shares on the basis of one (1) new Common Shares for each five thousand (5000) old Common Shares so that the 7,552,096,414 issued and outstanding Common Shares will be consolidated into
1,510,419 Common Shares ("new Common") and one (1) new Class C Common Share

© Queen's Printer for Ontario, 2008 / © Imprimeur de la Reine pour l'Ontario, 2008

for each five (5000) old Class C Common Shares so that the 72,970,036 issued and outstanding Class C Common Shares will be consolidated into 14,593 Class C Common Shares ("new Class C Common"). No fractional of shares of the Corporation will be issued in connection with the consolidation and in the even that a Shareholder would otherwise be entitled to receive a fraction of share upon such consolidation, the number of shares to be received by such shareholder shall be rounded up to the nearest whole number of shares.

b) Any office or Director of the Corporation is hereby authorized and directed on behalf of the Corporation to execute and deliver to the Director under the "Business Corporations Act", Articles of Amendment in duplicate and such Officer or Director is authorized to execute and deliver all such other documents, do such other acts and things as maybe necessary or desirable to give to effect to the foregoing; provided, however, that the Directors of the Corporation are hereby authorized to revoke the foregoing Special Resolutions in whole or in part without further approval of the Shareholders of the Corporation at any time prior to the endorsement by the Director under the "Business Corporations Act" of the Certificate of Amendment of Articles.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2010/03/05

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

DIAMANT ART CORPORATION

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Director

(Description of Office)
(Fonction)